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December 20, 1996



Board of Directors
Old Guard Mutual Insurance Company,
Old Guard Mutual Fire Insurance Company, and
Goschenhoppen-Home Mutual Insurance Company
c/o Mr. David E. Hosler, CPCU
President & Chief Executive Officer
Old Guard Insurance Group
2929 Lititz Pike
Lancaster, PA 17604

Directors:

         You have requested our opinion as to the fair market value of the subscription rights received by Eligible Policyholders as discussed in the Old Guard Group, Inc. ("OGGI") Registration Statement on Form S-1 in connection with a Joint Plan of Conversion adopted May 31, 1996 (the "Subscription Rights"). This letter addresses our opinion as to the fair market value of the Subscription Rights under the transaction structure described in the OGGI Registration Statement on Form S-1 and does not consider value under alternate scenarios.

         Our understanding of the Subscription Rights includes the following:

         o Subscription Rights are nontransferable, nonnegotiable personal rights to subscribe for and purchase shares of Conversion Stock at the Purchase Price that will be distributed by the Holding Company, without charge, to each Participant, The receipt of Subscription Rights by a Participant will permit (but will not require) the Participant to subscribe to purchase shares of Conversion Stock at the Purchase Price in the Subscription Offering.
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Page Two
December 20, 1996

              The exercise of Subscription Rights is irrevocable and an executed subscription order form may not be modified, amended or rescinded. Conversely, the failure of a Participant to timely deliver a duly executed subscription order form, together with full payment for the shares of Conversion Stock subscribed for, will be deemed to constitute an irrevocable waiver and release by the Participant of all rights to subscribe for and purchase Conversion Stock in the Subscription Offering.

Based on the fact that the Subscription Rights are not transferable, are of a short duration, provide for the purchase of OGGI common stock at fair market value, which is also the price at which participants in the Community Offering and Public Offering may purchase the stock, and Eligible Policyholders did not purchase the Subscription Rights for any consideration, in our opinion the subscription rights have no fair market value.

         Berwind Financial Group, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

         Although we believe the foregoing constitutes a reasonable approach for determining the fair market value of the Subscription Rights, there can be no assurance that the Internal Revenue Service would concur or that this approach would be sustained by a court of law if the Internal Revenue Service were to assert a different position.

                                       Sincerely,


                                       /s/ BERWIND FINANCIAL GROUP, L.P.